UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

Date of Report (Date of earliest event reported): January 6, 2021

Modiv Divisibles, LLC

(f/k/a REITless Impact Income Strategies LLC)

(Exact name of issuer as specified in its charter)

Delaware	61-1871099
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

120 Newport Center Drive, Newport Beach, CA 92660
(Full mailing address of principal executive offices)

(855) 742-4862

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Shares

Item 9. Other Events

On January 6, 2021, Modiv Divisibles, LLC (the “Company”) received confirmation that the Company’s Certificate of Amendment to change its name from REITless Impact Income Strategies LLC to Modiv Divisibles, LLC has been accepted by the Delaware Secretary of State. The Company changed its name in preparation for updating its Offering Circular and seeking qualification of its updated offering by the Securities and Exchange Commission in the coming months.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Modiv Divisibles, LLC

By:	/s/ RAYMOND J. PACINI
Raymond J. Pacini
Chief Financial Officer

Date: January 7, 2021